UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-42483

TJGC Group Limited

(Registrant’s Name)

Unit F, 12/F

Kaiser Estate

Phase 1

41 Man Yue Street

Hunghom, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

On August 7, 2026, TJGC Group Limited (the “Company”) held an adjourned extraordinary general meeting of the Company (the “Adjourned EGM”) at 3:00 p.m. (Hong Kong time and date) at Unit F, 12/F, Kaiser Estate, Phase 1, 41 Man Yue Street, Hunghom, Kowloon, Hong Kong, which was initially convened at 3:00 p.m. on August 6,2026 (Hong Kong tine and date), but adjourned due to the absence of a quorum. On July 16, 2026 (the “Record Date”), the record date for the Adjourned EGM, there were 10,100,023 of the Company’s ordinary shares of no par value (the “Ordinary Shares”) outstanding and entitled to vote at the Adjourned EGM. 3,772,963 Ordinary Shares, which represented 37.36% of the votes of the outstanding Ordinary Shares, were represented in person or by proxy. All matters were acted upon by the Company’s shareholders at the Adjourned EGM, each of which was voted on and approved by the shareholders, that with effect from such date and time to be determined by the board of directors of the Company which in any event shall not be later than August 31, 2026 (the “Effective Date”):

THAT AS RESOLUTIONS:-

(a)	the composition of the maximum number of shares the Company is authorised to issue be changed from an unlimited number of Shares with no par value each divided into six classes of shares, comprising (i) Ordinary shares of no par value, (ii) Class A preferred shares of no par value, (iii) Class B preferred shares of no par value, (iv) Class C preferred shares of no par value, (v) Class D preferred shares of no par value, and (vi) Class E preferred shares of no par value to an unlimited number of Shares with no par value each divided into seven classes of shares, comprising (i) Class A ordinary shares of no par value (the “Class A Ordinary Shares”), (ii) Class B ordinary shares of no par value (the “Class B Ordinary Shares”), (iii) Class A preferred shares of no par value, (iv) Class B preferred shares of no par value, (v) Class C preferred shares of no par value, (vi) Class D preferred shares of no par value, and (vii) Class E preferred shares of no par value (the “Change of Authorised Share Composition”);

(b)	the Board be hereby authorised and granted with full authority to determine the Effective Date failing which the Change of Authorised Share Composition shall not take any effect;

(c)	subject to and contemporaneously upon the Change of Authorised Share Composition taking effect, (i) 476,667 issued ordinary shares of no par value registered in the name of Wei Jinchan be re-designated as 476,667 issued Class B Ordinary Shares, credited as fully paid, with all rights, restrictions and privileges as set out in the ARM&A (as defined below); and (ii) the remaining 9,623,356 issued ordinary share of no par value registered in the names of various shareholders be re-designated as issued Class A Ordinary Shares, credited as fully paid with all rights, restrictions and privileges as set out in the ARM&A (the “Share Redesignations”);

(d)	subject to and conditional upon shareholders’ approvals of the Change of Authorised Share Composition, the amended and restated memorandum of association and articles of association of the Company (the “ARM&A”) , containing the amendments reflecting the Change of Authorised Share Composition furnished herewith as Exhibit 3.1 to this Form 6-K, be approved and adopted in its entirety and in substitution for and to the exclusion of the existing memorandum and articles of association of the Company filed on November 11, 2025;

(e)	each director be, and hereby is, authorised, approved and directed severally, for and on behalf of the Company, to execute such further documents and take such further actions as such director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of the Change of Authorised Share Composition, the Share Redesignations and related matters, including without limitation, to update the register of members of the Company, to cancel any old share certificate(s) and to issue and execute any new share certificate(s) reflecting the Change of Authorised Share Composition and the Share Redesignations, and any and all actions already taken by such director in connection with the Change of Authorised Share Composition, the Share Redesignations and related matters (including his/her prior execution and delivery of any document by such director) be ratified, approved and confirmed and adopted in all respects; and

(f)	each director and the registered agent of the Company be hereby authorised and instructed severally to make all such filings with the Registrar of Corporate Affairs in the British Virgin Islands to implement and give effect to the matters approved herein.

The voting results were as follows:

For	Against	Abstain
3,752,202	20,760	0

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TJGC Group Limited

Date: August 7, 2026	By:	/s/ Guo Bin
	Name:	Guo Bin
	Title:	Chief Executive Officer

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